UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
 Under the Securities Exchange Act of 1934

MICRON TECHNOLOGY, INC.
(Name of the Issuer)

Common Stock, Par Value US$0.10 Per Share
(Title of Class of Securities)

595112103 (Common Stock)
(CUSIP Number)

Nanya Technology Corp.
Hwa-Ya Technology Park
669 Fushing 3rd Rd.
Kueishan
Taoyuan, Taiwan 33383
Republic of China
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:
Remsen Kinne, Esq.
K&L Gates LLP
Suite 1200
Four Embarcadero
San Francisco, CA 94111
1 (415) 882 8200

December 2, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 595112103
1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Nanya Technology Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instruction) (a) ☐ (b) ☐
3.	SEC Use Only ☐
4.	Source of Funds (See Instruction) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Taiwan, Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 57,780,138
	8.	Shared Voting Power N/A
	9.	Sole Dispositive Power 57,780,138
	10.	Shared Dispositive Power N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,780,138
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A
13.	Percent of Class Represented by Amount in Row (11) 5.30%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of Common Stock, US$0.10 par value per share (the “Common Stock”), of Micron Technology, Inc., a company under the laws of the State of Delaware, U.S.A. (“Micron”).  The principal executive offices of Micron are located at 8000 S. Federal Way, Boise, Idaho 83716-9632, U.S.A.

Item 2. Identity and Background

(a) Name	Nanya Technology Corp. (“Nanya”)

(b) Address of Principal Business Office	Hwa-Ya Technology Park, 669 Fushing 3rd Rd., Kueishan, Taoyuan, Taiwan 33383, Republic of China

(c) Principal Business	Memory solution provider; DRAM supplier (including manufacturing and sales)

(d) - (e) Criminal and Civil Proceedings
During the last five years, neither Nanya nor, to Nanya’s knowledge, any of the individuals referred to in Appendix A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of organization	Taiwan, Republic of China

Item 3. Source and Amount of Funds or Other Considerations

On December 2, 2016, Nanya purchased from Micron 57,780,138 shares of Common Stock (the “Share Purchase”).  4,074,526 of which were newly issued shares of Common Stock through private placement, and 53,705,612 of which were shares of treasury stock of Micron.  The source of funds for Nanya’s payment of the purchase price for the Share Purchase was Nanya’s cash on hand. The aggregate purchase price paid by Nanya to Micron for the Share Purchase was approximately NT$31.5 billion (approximately US$1 billion).  The purchase price per share for the Share Purchase was US$17.29 (approximately NT$544.43) per share of Common Stock.

Item 4. Purpose of Transaction

The purpose of the Share Purchase was to fully perform Nanya’s obligations under that certain Share Purchase Agreement, dated December 14, 2015, between Micron and Nanya, (as amended, the “Share Purchase Agreement”), in connection with the following transactions previously reported by Micron:

 (1) Micron Technology B.V. (“Micron BV”), a wholly-owned subsidiary of Micron, Micron Semiconductor Taiwan Co. Ltd., a wholly-owned subsidiary of Micron BV (“Buyer”), and Inotera Memories, Inc. (“Inotera”) entered into a Share Swap Agreement, dated February 3, 2016 (the “Share Swap Agreement”), pursuant to which Buyer agreed to implement a 100% share swap pursuant to Article 29 of the Republic of China Mergers and Acquisitions Act and thereby acquire 100% of the issued and outstanding shares of Inotera (such transaction, the “Share Swap”).

(2) Micron and Nanya entered into the Share Purchase Agreement, pursuant to which, subject to certain conditions, Micron was entitled to require Nanya to complete the Share Purchase for the aggregate purchase price of up to NT$31.5 billion (approximately US$1 billion), with the proceeds of such purchase price being used to fund a portion of the consideration payable by Buyer pursuant to the Share Swap (the “Share Purchase”).

(3) Prior to the Share Swap, Micron, indirectly through two of its wholly-owned subsidiaries, held 33% of the issued and outstanding Inotera shares, Nanya and certain of its affiliates together held 32% of the issued and outstanding Inotera shares, and the remaining issued and outstanding Inotera shares were publicly held.

(4) On November 8, 2016, Micron notified Nanya that Micron exercised its right under Section 2.1(a) of the Share Purchase Agreement to require Nanya to complete the Share Purchase.

(5) On December 2, 2016, Nanya and Micron completed the Share Purchase pursuant to the Share Purchase Agreement.

(6) On December 6, 2016, Buyer completed the Share Swap pursuant to the Share Swap Agreement. Consideration paid by Buyer pursuant to the Share Swap Agreement included funds received by Micron from Nanya as purchase price for the Share Purchase.

Nanya does not have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of Micron, or the disposition of securities of Micron;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Micron or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of Micron or any of its subsidiaries;

(d)	Any change in the present board of directors or management of Micron, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of Micron;

(f)	Any other material change in Micron's business or corporate structure;

(g)	Changes in Micron's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Micron by any person;

(h)
Causing a class of securities of Micron to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of Micron becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated in (a) through (i) above.

Item 5. Interest in Securities of the Issuer

(a)
Nanya beneficially owns 57,780,138 shares of Common Stock, representing approximately 5.30% (rounded off to nearest tenth) of the issued and outstanding share capital of Micron.  This ownership percentage has been calculated based on 1,098,074,526 shares of Common Stock outstanding as of December 2, 2016.

(b)	Nanya has sole power to vote or to direct the vote, dispose or to direct the disposition of, the Common Stock owned by it.

(c)
Other than the purchase of the Common Stock to which this Schedule 13D relates, neither Nanya nor, to Nanya’s knowledge, any person named in Appendix A hereto has effected any transaction in the Common Stock during the past 60 days.

(d)	Other than Nanya, to Nanya’s knowledge, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the knowledge of Nanya, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Nanya and any other person with respect to any securities of Micron, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to Be Filed as Exhibits

Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2016	NANYA TECHNOLOGY CORP

	By:	/s/ Pei-Ing Lee
	Name:	Pei-Ing Lee
	Title:	President

APPENDIX A
DIRECTORS AND EXECUTIVE OFFICERS OF NANYA
The name and current principal position of each director and executive officer of Nanya are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Nanya. The business address of each director and officer is Hwa-Ya Technology Park, 669 Fushing 3rd Rd., Kueishan, Taoyuan, Taiwan 33383, Republic of China. Directors are identified by an asterisk.

Name	Current Principal Position
Chia-Chau Wu *	Chairman
Ming-Jen Tzou *	Director
Wen-Yuan Wong*	Director
Susan Wang*	Director
Wen-Yao Wang*	Director
Lin-Chin Su*	Director and Vice President
Shih-Ming Hsieh*	Director
Pei-Ing Lee*	Director and President
Otto Chang*	Director
Ching-Chyi Lai*	Independent Director
Tsai-Feng Hou*	Independent Director
Shu-Po Hsu*	Independent Director
Yau Ming Chen	Assistant Vice President
Chi-Meng Su	Assistant Vice President
Wesley Chang	Assistant Vice President
Rex Chuang	Assistant Vice President
Joseph Wu	Assistant Vice President and Finance Supervisor
Hung-Chi Kuo	Accounting Supervisor

A-1